

August 10, 2010

Via U.S. Mail and Fax (27 0 11 476 2637)
Mr. Craig Clinton Barnes
Chief Financial Officer
DRDGOLD Limited
299 Pendoring Avenue
Blackheath, Randburg, 2195
South Africa

> **Re:** **DRDGOLD Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed November 27, 2009**
> **File No. 0-28800**

Dear Mr. Barnes:

We have reviewed your filings and your response letter dated June 28, 2010 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the fiscal year ended June 30, 2009

Note 18. Equity of the Owners of the Parent, page F-35

1. We note your response to our prior comment 7 regarding the holding or investment companies of your Australasian group structure that had not been disposed of as of June 30, 2009. Note 26 to your financial statements in your Form 20-F states your Australasian operations have been disposed of during the fiscal year ended June 30, 2008. Please clarify the contradiction between your footnote disclosure and your response. We also note the amount of the foreign currency translation reserve is approximately the same as it was for your fiscal year ended June 30, 2008. Tell us if there was a proportionate share of the foreign currency translation reserve reclassified to profit and loss for any Australasian entities disposed of pursuant to paragraph 48C of IAS 21. Tell us how you are accounting for these holding or investment companies, and why they would not be considered discontinued operations if they are part of the Australasian group structure.

Note 22. Loans and Borrowings, page F-40

2.   We note your response to our prior comment 8 and your tabular presentation
        regarding the calculation information of preference shares. Please provide further
        clarification on how you calculated the carrying values for each of the three years
        presented, how the gains were calculated in fiscal year 2009 and how the losses
        were calculated in 2008.

Engineering Comments

3.   In regards to your 2009 ERPM surface reserves of 158.18 million tons as
        disclosed in your filing, please tell us if these numbers represent your Company's
        74% ownership of ERPM. In addition, please reconcile your fiscal year ending
        2009 ERPM surface reserves to your fiscal year ending 2008 ERPM surface
        reserves.

4.   Please indicate if the metallurgical recovery factor and the pay limit grade for
        your ERPM surface reserves are based on current information. If the
        metallurgical recovery factory and the pay limit grade for your ERPM surface
        reserves are not based on current information, please revise in future filings.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Bob Carroll at (202) 551-3362, or Chris White, at (202) 551-
3461 if you have questions regarding comments on the financial statements and related
matters. Please contact John Coleman at (202) 551-3610 if you have questions on the
engineering comments, or me at (202) 551-3745 with any other questions.

                                                Sincerely,

                                                 /s/ H. Roger Schwall

                                                 H. Roger Schwall
                                                 Assistant Director